JPMorgan Trust I

JPMorgan Trust II

J.P. Morgan Fleming Mutual Fund Group, Inc.

270 Park Avenue

New York, New York 10017

VIA EDGAR

August 31, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I - File No. 811-21295 – Post-Effective Amendment No. 438

JPMorgan Trust II – File No. 811-4236, Post Effective Amendment No. 215

J.P. Morgan Fleming Mutual Fund Group, Inc.; File No. 811-08189 – Post Effective Amendment No. 41

Dear Ms. White:

The response below replaces the response to Comment 19 in the letter filed August 31, 2016 relating to the comments you provided with respect to the registration statements for JPMorgan Trust I, JPMorgan Trust II and J.P. Morgan Fleming Mutual Fund Group, Inc. (together, the “Trusts”) with respect to the new share classes of the Funds listed on Exhibit A. We will incorporate the changes referenced below into the Trusts’ Registration Statements in filings made pursuant to Rule 485(b) of the Securities Act of 1933 on or around September 1, 2016. Capitalized terms used but not defined in this letter have the meanings given to them in the applicable Trust’s Registration Statement.

International Funds

Fee Table

19.	Comment: For the JPMorgan International Value Fund, the footnote to the fee table states that the Fund is subject to a fee waiver to the extent that fees exceed 0.95%. Please confirm that this number should not be 0.85%.

Response: The number is correct. However, to the extent that the Fund’s fees are below this threshhold, this disclosure will be moved to the Move About The Funds Section.

In connection with your review of Post-Effective Amendment No. 438 filed by JPMorgan Trust I; Post Effective Amendment No. 215 filed by JPMorgan Trust II; and Post Effective Amendment No. 41 filed by J.P. Morgan Fleming Mutual Fund Group, Inc., which were each filed on June 27, 2016, the undersigned hereby acknowledges on behalf of each Trust that: (1) each Trust is responsible for the adequacy and the accuracy of the disclosure contained in the applicable Trust’s filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) each Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving a Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0472.

Sincerely,

/s/ Gregory S. Samuels

Gregory S. Samuels

Assistant Secretary

Exhibit A

JPMorgan Trust I

JPMorgan U.S. Equity Funds

JPMorgan U.S. Small Company Fund – Class R5 Shares

JPMorgan Value Advantage Fund – Class R3, Class R4, Class R5 and Class R6 Shares

JPMorgan International Funds

JPMorgan Emerging Markets Equity Fund – Class R5 Shares

JPMorgan International Value Fund – Class R5 Shares

JPMorgan Trust II

JPMorgan U.S. Equity Funds

JPMorgan Equity Index Fund – Class R6 Shares

JPMorgan Small Cap Growth Fund – Class R5 Shares

JPMorgan Income Funds

JPMorgan Core Bond Fund – Class R3 and Class R4 Shares

JPMorgan Core Plus Bond Fund – Class R3, Class R4 and Class R5 Shares

J.P. Morgan Fleming Mutual Fund Group, Inc.

JPMorgan U.S. Equity Funds

JPMorgan Mid Cap Value Fund – Class R5 and Class R6 Shares

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